MERIDIAN FUND, INC.
Top 10 Holdings
as of
9/30/2010
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

JC Penney Co., Inc.	$500,112	1.8%
Caterpillar, Inc.	479,948	1.7
Snap-On, Inc.	474,402	1.7
Avon Products, Inc.	465,595	1.7
Norfolk Southern Corp.	464,178	1.7
Eaton Corp.	463,594	1.7
American Eagle Outfitters, Inc.	462,264	1.7
Chubb Corp.	461,619	1.7
Broadridge Financial Solutions, Inc.	459,687	1.7
Microchip Technology, Inc.	459,170	1.7

Net Assets	$27,614,063
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Citrix Systems, Inc.	$47,774,824	2.9%
Royal Caribbean Cruises, Ltd.	42,760,986	2.6
Waste Connections, Inc.	42,245,832	2.5
Valspar Corp.	41,519,660	2.5
J.B. Hunt Transport Services, Inc.	41,511,610	2.5
Solera Holdings, Inc.	41,355,840	2.5
Expeditors International of Washington, Inc.	40,543,710	2.4
Mattel, Inc.	40,414,542	2.4
RPM International, Inc.	40,342,183	2.4
MICROS Systems, Inc.	39,278,007	2.3

Net Assets	$1,675,373,945
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Citrix Systems, Inc.	$26,603,364	3.1%
Carnival Corp.	26,238,807	3.0
Broadridge Financial Solutions, Inc.	26,231,890	3.0
Zebra Technologies Corp. Class A	25,946,532	3.0
Nalco Holding Co.	24,504,120	2.8
Sealed Air Corp.	24,368,320	2.8
Willis Group Holdings Plc (United Kingdom)	24,292,324	2.8
Mattel, Inc.	23,072,910	2.7
Waste Management, Inc.	22,923,636	2.7
Kohl’s Corp.	22,873,656	2.7

Net Assets	$860,996,865

Top Ten Sectors
9/30/2010
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets
Department Stores	$500,112	1.8%
Machinery-Construction, Farm & Heavy Trucks	479,948	1.7
Household Appliances	474,402	1.7
Personal Products	465,595	1.7
Railroads	464,178	1.7
Industrial Machinery	463,594	1.7
Apparel Retail	462,264	1.7
Insurance — Multi-Line	461,619	1.7
Diversified Financial Services	459,687	1.7
Semiconductors	459,170	1.7

Total Net Assets	$27,614,063
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets
Tech-Software	$279,629,938	16.7%
Retail	183,850,229	11.0
Technology	133,755,728	8.0
Energy	92,873,323	5.5
Industrial Conglomerates	76,247,271	4.5
Health Care Products	76,025,418	4.5
Insurance Brokers	75,980,478	4.5
Industrial Services	68,075,404	4.1
Building Products	66,281,306	4.0
Brokerage & Money Management	60,274,111	3.6

Total Net Assets	$1,675,373,945
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets
Technology	$93,366,209	10.8%
Retail	68,273,004	7.9
Industrial Services	50,795,524	5.9
Industrial Products	49,578,988	5.8
Leisure & Amusement	43,820,689	5.1
Diversified Financial Services	41,679,010	4.8
Energy	31,813,320	3.7
Tech-Software	31,205,299	3.6
Banking	28,897,692	3.4
Health Care Products	25,378,521	2.9

Total Net Assets	$860,996,865

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update          9/30/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
9/30/2010	9.39	0.00	17.00

For the period ending		Average Annual
30-Sep-10	Total Return	Compound Rate of Return
One Year	16.20%	16.20%
Three Years	(12.19%)	(4.24%)
Five Years	12.93%	2.46%
Since Inception (01/31/05)	17.00%	2.81%

Portfolio @            9/30/2010

AEROSPACE & DEFENSE — 1.6%
Northrop Grumman Corp.

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.5%
VF Corp.

APPAREL RETAIL — 1.7%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.6%
Federated Investors, Inc. Class B

BANKING-COMMERCIAL — 1.5%
Bank of Hawaii Corp.

BANKING-REGIONAL BANKS — 1.5%
Cullen/Frost Bankers, Inc.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc.

CHEMICALS-DIVERSIFIED — 1.6%
PPG Industries, Inc.

CHEMICALS-SPECIALTY — 1.6%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.6%
Diebold, Inc.

CONSUMER FINANCE — 1.5%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.6%
Kimberly-Clark Corp.

DEPARTMENT STORES — 1.8%
JC Penney Co., Inc.

DISTRIBUTORS — 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.7%
Broadridge Financial Solutions, Inc.

DIVERSIFIED MANUFACTURING OPERATIONS — 1.5%
Harsco Corp.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.6%
Hubbell, Inc. Class B

ELECTRIC UTILITIES — 1.4%
PPL Corp.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.5%
Molex, Inc.

ENERGY — 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.7%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.5%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.6%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.5%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS — 1.6%
Baxter International, Inc.

HEALTH CARE TECHNOLOGY — 1.5%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.6%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.7%
Snap-On, Inc.

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.5%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES — 1.6%
3M Co.

INDUSTRIAL MACHINERY — 1.7%
Eaton Corp.

INSURANCE BROKERS — 1.5%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-MULTI-LINE — 1.7%
Chubb Corp.

INSURANCE-PROPERTY & CASUALTY — 1.5%
Mercury General Corp.

IT SERVICES & DATA PROCESSING — 1.5%
Paychex, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV — 1.5%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS — 1.6%
Greif, Inc. Class A

OFFICE SERVICES & SUPPLIES — 1.6%
Pitney Bowes, Inc.

OIL & GAS-STORAGE & TRANSPORTATION — 1.6%
Spectra Energy Corp.

PACKAGING — 1.5%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.6%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.7%
Avon Products, Inc.

PHARMACEUTICALS — 1.5%
Johnson & Johnson

PUBLISHING — 1.6%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.7%
Norfolk Southern Corp.

REITS-STORAGE — 1.5%
Public Storage REIT

RESTAURANTS — 1.6%
McDonald’s Corp.

RETAIL — 1.6%
Mattel, Inc.

SEMICONDUCTORS — 1.7%
Microchip Technology, Inc.

SOFT DRINKS — 1.6%
Coca-Cola Co. (The)

STEEL — 1.5%
Nucor Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.6%
AT&T, Inc.

TOBACCO — 1.7%
Reynolds American, Inc.

TRUCKING — 1.5%
Ryder System, Inc.

UTILITIES-GAS — 1.6%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$25,182,729
Common Stock %	94.9%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.1%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update           9/30/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
9/30/2010	38.97	0.00	2051.63

For the period ending		Average Annual
30-Sep-10	Total Return	Compound Rate of Return
One Year	22.42%	22.42%
Three Years	5.07%	1.66%
Five Years	38.21%	6.69%
Ten Years	117.16%	8.06%
Since Inception (8/1/84)	2051.63%	12.44%

Portfolio @            9/30/2010

AIR FREIGHT & LOGISTICS — 2.4%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 1.8%
Copart, Inc.*

BANKING — 0.5%
CVB Financial Corp.

BANKING — COMMERCIAL — 1.6%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 3.6%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 4.0%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

CASINOS & GAMING — 0.4%
International Game Technology

CELLULAR COMMUNICATIONS — 2.3%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.4%
RPM International, Inc.

CONSUMER SERVICES — 2.2%
Rollins, Inc.

DISTRIBUTORS — 1.6%
Watsco, Inc.

ENERGY — 5.5%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FURNITURE & FIXTURES — 0.6%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES — 1.6%
Cerner Corp.*

HEALTH CARE PRODUCTS — 4.5%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.6%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 4.5%
Cooper Industries Plc
Dionex Corp.*

INDUSTRIAL SERVICES — 4.1%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.*

INSURANCE BROKERS — 4.5%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 2.6%
Royal Caribbean Cruises, Ltd.*

METALS — 1.1%
Cameco Corp. (Canada)

REITS-DIVERSIFIED — 0.7%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 2.2%
Cracker Barrel Old Country Store, Inc.

RETAIL — 11.0%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 8.0%
Autodesk, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 16.7%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.5%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,195,161,825
Common Stock %	94.5%
US Treasury Bills	3.1%
Cash and Other Assets Less Liabilities	2.4%

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update            9/30/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
9/30/2010	25.72	0.00	638.68

For the period ending		Average Annual
30-Sep-10	Total Return	Compound Rate of Return
One Year	9.05%	9.05%
Three Years	(13.54%)	(4.73%)
Five Years	11.82%	2.26%
Ten Years	94.32%	6.87%
Since Inception (2/94)	638.68%	12.77%

Portfolio @            9/30/2010

AGRICULTURE — 0.4%
Monsanto Co.

AIR FREIGHT & LOGISTICS — 2.5%
UTi Worldwide, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 2.0%
Franklin Resources, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.5%
LKQ Corp.*

BANKING — 3.4%
CVB Financial Corp.
JPMorgan Chase & Co.
Northern Trust Corp.
Wells Fargo & Co.

BROKERAGE & MONEY MANAGEMENT — 1.2%
TD Ameritrade Holding Corp.*

DIVERSIFIED FINANCIAL SERVICES — 4.8%
Broadridge Financial Solutions, Inc.
Equifax, Inc.

ENERGY — 3.7%
Apache Corp.
Forest Oil Corp.*
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES — 2.7%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 2.9%
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 2.5%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 2.2%
Stanley Black & Decker, Inc.

INDUSTRIAL — 2.5%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 5.8%
Cummins, Inc.
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 5.9%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE — 2.1%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 2.8%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-PROPERTY & CASUALTY — 1.0%
Fidelity National Financial, Inc. Class A

LEISURE & AMUSEMENT — 5.1%
Carnival Corp.
Polaris Industries, Inc.

METALS — 2.3%
Cameco Corp. (Canada)
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES — 1.6%
Steelcase, Inc. Class A

PHARMACEUTICALS — 1.9%
BioMarin Pharmaceutical, Inc.*

RAILROADS — 2.6%
Union Pacific Corp.

REITS-DIVERSIFIED — 1.4%
Host Hotels & Resorts, Inc. REIT

RETAIL — 7.9%
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 2.6%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 10.8%
Acxiom Corp.*
Autodesk, Inc.*
China Ming Yang Wind Power Group, Ltd ADR* (China)
Cisco Systems, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 3.6%
Citrix Systems, Inc.*
Compuware Corp.*

TRUCKING — 1.9%
Heartland Express, Inc.

UTILITIES — 2.3%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$661,419,698
Common Stock %	94.9%
U.S. Treasury Bills	3.7%
Cash and Other Assets Less Liabilities	1.4%

*	Non-income producing securities

Meridian Equity Income Fund Top 10 Holdings as of 09/30/2010 Percentage Holding Market Value of Portfolio JC Penney Co., Inc. $ 500,112 1.8% Caterpillar, Inc. 479,948 1.7% Snap-On, Inc. 474,402 1.7% Avon Products, Inc. 465,595 1.7% Norfolk Southern Corp. 464,178 1.7% Eaton Corp. 463,594 1.7% American Eagle Outfitters, Inc. 462,264 1.7% Chubb Corp. 461,619 1.7% Broadridge Financial Solutions, Inc. 459,687 1.7% Microchip Technology, Inc. 459,170 1.7% Net Assets $ 27,614,063 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 09/30/2010 Market Pct. Sector Value Assets Department Stores $ 500,112 1.8% Machinery-Construction, Farm & Heavy 479,948 1.7% Trucks Household Appliances 474,402 1.7% Personal Products 465,595 1.7% Railroads 464,178 1.7% Industrial Machinery 463,594 1.7% Apparel Retail 462,264 1.7% Insurance — Multi-Line 461,619 1.7% Diversified Financial Services 459,687 1.7% Semiconductors 459,170 1.7% Net Assets $ 27,614,063 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy S hort Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 09/30/2010 Percentage Holding Market Value of Portfolio Citrix Systems, Inc. $ 47,774,824 2.9% Royal Caribbean Cruises, Ltd. 42,760,986 2.6% Waste Connections, Inc. 42,245,832 2.5% Valspar Corp. 41,519,660 2.5% J.B. Hunt Transport Services, 41,511,610 2.5% Inc. Solera Holdings, Inc. 41,355,840 2.5% Expeditors International of 40,543,710 2.4% Washington, Inc. Mattel, Inc. 40,414,542 2.4% RPM International, Inc. 40,342,183 2.4% MICROS Systems, Inc. 39,278,007 2.3% Net Assets $ 1,675,373,945 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 09/30/2010 Sector Market Value Pct. Assets Tech-Software $ 279,629,938 16.7% Retail 183,850,229 11.0% Technology 133,755,728 8.0% Energy 92,873,323 5.5% Industrial Conglomerates 76,247,271 4.5% Health Care Products 76,025,418 4.5% Insurance Brokers 75,980,478 4.5% Industrial Services 68,075,404 4.1% Building Products 66,281,306 4.0% Brokerage & Money Management 60,274,111 3.6% Net Assets $ 1,675,373,945 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 09/30/2010 Market Percentage Holding Value of Portfolio Citrix Systems, Inc. $ 26,603,364 3.1% Carnival Corp. 26,238,807 3.0% Broadridge Financial Solutions, Inc. 26,231,890 3.0% Zebra Technologies Corp. Class A 25,946,532 3.0% Nalco Holding Co. 24,504,120 2.8% Sealed Air Corp. 24,368,320 2.8% Willis Group Holdings Plc (United 24,292,324 2.8% Kingdom) Mattel, Inc. 23,072,910 2.7% Waste Management, Inc. 22,923,636 2.7% Kohl’s Corp. 22,873,656 2.7% Net Assets $ 860,996,865 Investment Philosoph y | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 09/30/2010 Sector Market Value Pct. Assets Technology $ 93,366,209 10.8% Retail 68,273,004 7.9% Industrial Services 50,795,524 5.9% Industrial Products 49,578,988 5.8% Leisure & Amusement 43,820,689 5.1% Diversified Financial Services 41,679,010 4.8% Energy 31,813,320 3.7% Tech-Software 31,205,299 3.6% Banking 28,897,692 3.4% Health Care Products 25,378,521 2.9% Net Assets $ 860,996,865 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Dis closure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662

Thick and Thin” — Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

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Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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In the News

Meridian Growth Fund is the recipient of the Standard & Poor's Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by *U.S. News Best Funds*

Meridian Growth returns to The Kiplinger 25 "Welcome Back Meridian Growth" by Andrew Tanzer - *Kiplinger's Personal Finance August 2010*

Meridian Equity Income Fund featured in Hannah Hsu's "Dividends Galore" - *Louis Rukeyser's Mutual Funds July 2010*

Meridian Growth Fund featured in Hannah Hsu's FUND UPDATE - *Louis Rukeyser's Mutual Funds June 2010*

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, "Fund Watch: Farewell to a Kiplinger 25 Fund" - *Kiplinger.com May 2010*

Meridian Growth Fund included in Money Magazine's "Money 70: Best Funds Through Thick and Thin" - *Money Magazine February 2010*

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger's Personal Finance "AND THE LEADERS ARE...", "Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years" - *Kiplinger's Personal Finance September 2009*

Meridian Growth Fund mentioned in Dow Jones Newswires "Meridian Growth Fund Goes Against The Tide" - *Dow Jones Newswires September 2009*

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” – SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. “With an outperformance of its mid-cap core peers by more than 500 basis points on both short and longer-time periods as of September 2010, with limited volatility and a below-average expense ratio, the Meridian Growth fund is ranked as an S&P five-star ranked fund. The fund recently held stocks such as Valspar (VAL 32.10 *** *) and Waste Connections (WCN 40.74 ****), which are viewed favorably from a valuation and risk perspective by S&P,” said Todd Rosenbluth, senior mutual fund analyst at Standard & Poor’s Equity Research. Standard & Poor’s (“S&P”) Mutual Fund Awards are determined based upon S&P’s proprietary mutual fund rankings. Fund Awards and rankings are subject to change without notice and are provided for informational purposes only. Fund Awards and rankings do not represent recommendations to purchase, hold or sell any mutual fund by S&P or its affiliates, nor are they considered to be investment advice. No endorsement of any mutual fund by S&P and its affiliates should be implied by the fact that the mutual fund bears the S&P mark or is based on an S&P Index. STANDARD & POOR’S and S&P are registered trademarks of Standard & Poor’s Financial Services LLC. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. October 6, 2010 To Our Shareholders: Stocks made strong gains across the board during the third quarter ended September 30, 2010. The economy appears to have stabilized and investors believe that the November elections will lead to a more growth oriented and investor friendly congress. The S&P 500 gained 10.7%, the NASDAQ 12.3% and the Russell 2000 10.9%. The strongest performing groups included computer data storage, auto replacement parts companies and the leisure and movie industry. Dairy products, office supply retailers and wholesalers and building products companies were among the worst performing sectors. The interest yield on the ten-year government bond declined again during the quarter, dropping from 2.96% to 2.52%. The Federal Reserve Board continues to pursue a low interest rate policy which they believe helps the economy and devalues the dollar, making U.S. companies more competitive internationally. The economy grew at a 1.7% annual rate in the third quarter, which is modest for the early stage of an economic recovery. It appears that business activity has stabilized and that the fear of a double-dip recession has passed, at least for now. We speak with a number of companies every week and, in general, managements are cautious, still reluctant to invest in new projects or hire additional workers. Their concerns, in addition to the weak economy, include increasing federal deficits, higher tax rates and health care costs, the declining dollar and increasing regulation. These issues will impact business and growth and, hopefully, can be resolved somewhat positively in the months ahead. Our economic outlook, through the middle of next year, is for moderate growth, high levels of unemployment, increasing federal deficits, low levels of inflation and slightly higher interest rates. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at September 30, 2010 was $9.39. This represents an increase of 8.6% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 17.0% and 2.8%, respectively. At the close of the quarter, total net assets were $27,614,063 and were invested 5.1% in cash and other assets net of liabilities and 94.9% in stocks. There were 494 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average dividend yields, strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 holdings representing 60 different industry groups. At the end of the September 2010 quarter, the portfolio’s average holding had a 5-year-average return on equity of 20.0% and an average dividend yield of 3.6%; both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 2.5% yield on the ten-year Treasury bond. The average holding has a market capitalization of $23.8 billion, a debt ratio of 39.5% and earnings per share that are projected to increase 9.5% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Medtronic and PPL Corporation. We sold our positions in Interactive Data Corporation and Pharmaceutical Product Development. J.C. Penny operates over 1,100 full-line department stores in the United States and Puerto Rico. Merchandise includes family apparel, footwear, accessories, jewelry, beauty products and home furnishings. Business is recovering nicely, after a difficult period. The shares yield 2.46%, twenty percent higher than the S&P 500. The company has strong financial characteristics, including undervalued real estate, and a recent history of dividend increases. The shares have done well recently due to a private equity firm purchasing a seventeen percent state in the company. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at September 30, 2010 was $38.97. This represents an increase of 14.6% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 2,051.6% and 12.5%, respectively. At the close of the quarter, total net assets were $1,675,373,945 and were invested 5.5% in cash, cash equivalents and other assets net of liabilities and 94.5% in stocks. There were 64,234 shareholders. Our investment outlook is unchanged. We believe stocks will have positive returns, providing that the economy continues to grow and interest rates remain low. The portfolio consists of small and medium sized growth companies which, in general, have high returns on capital, strong financial characteristics and are expected to grow earnings faster than the S&P 500 average company. The portfolio is diversified with technology, specifically software, representing our largest area of focus followed by retail. We purchased shares in Herman Miller and we did not liquidate any positions during the quarter. Citrix Systems, a large holding, is a major beneficiary of the secular trend towards cloud computing and desktop virtualization. The company has software based solutions that enable data and applications to reside on centralized servers and databases that can be accessed by users anywhere with a PC, smart phone, tablets or other electronic devices. This productive and cost effective solution is gaining momentum in the industry and should insure that Citrix, with its leadership position, will experience strong growth for several years. The company has an experienced management team, excellent financial returns and a strong track record. The shares have done well but sell at a reasonable valuation given the company’s long-term growth prospects. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at September 30, 2010 was $25.72. This represents an increase of 4.9% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 619.3% and 13.8%, respectively. The comparable period returns for the S&P 500 with dividends were 175.1% and 6.9%, respectively. At the close of the quarter, total net assets were $860,996 ,865 and were invested 5.1% in cash, cash equivalents and other assets net of liabilities and 94.9% in stocks. There were 45,410 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past 18 months most earnings problems have been related to poor economic conditions. During this period we were able to invest in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. In normal economic conditions such companies rarely fall out of favor. While some of these investments lagged the market during the strong rally off last year’s market lows, we believe that with this core of high quality companies the Fund is positioned for positive returns during the next several years. In addition, with some stability in the economy, we now see mo re companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 51 positions, representing 30 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation. During the quarter we purchased shares of Compuware and eBay. We sold our shares in Con-Way, Carters and Echelon. Broadridge Financial Solutions, one of our largest positions, is a leading provider of technology solutions to the financial services industry, with a wide range of products including investor communications, transaction processing and operations outsourcing. The company was spun off by ADP in 2007 and suffered declining earnings in 2008 and early 2009 due to debt associated with the spin-off and some client losses during the financial crisis. Broadridge is well positioned to grow earnings going forward as its business benefits from two powerful secular trends in the financial industry. Broadridge enables its customers to increase electronic communications to their clients at a considerable cost savings vs. paper communication, and its products also help customers handle increasing regulation. The balance sheet is now strong and the company’s largely recurring business model generates significant free cash flow. Valuation is reasonable at 13.8 times estimated earnings for the current fiscal year and there is a 2.7% dividend yield. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, BNY Mellon Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridia n Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of September 30, 2010 and are subject to change without notice.

Meridian Equity Income Fund» Summary of Portfolio Holdings September 30, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Department Stores 1.8% $ 500,112 Machinery-Construction, Farm & Heavy Trucks 1.7 479,948 Household Appliances 1.7 474,402 Personal Products . 1.7 465,595 Railroads . 1.7 464,178 Industrial Machinery . 1.7 463,594 Apparel Retail . 1.7 462,264 Insurance — Multi-Line 1.7 461,619 Diversified Financial Services 1.7 459,687 Semiconductors . 1.7 459,170 Tobacco 1.7 457,600 Environmental Facilities & Services 1.7 457,115 Paper & Packaging 1.6 454,784 Soft Drinks 1.6 454,700 Telecommunication Services-Integrated . 1.6 454,168 Distributors . 1.6 454,149 Energy . 1.6 453,880 Retail 1.6 452,778 Chemicals — Specialty . 1.6 450,192 Publishing . 1.6 449,616 Health Care Products 1.6 448,474 Electrical Components & Equipment . 1.6 446,600 Industrial Conglomerates . 1.6 442,221 Household-Home Furnishings 1.6 442,113 Asset Management & Custody Banks 1.6 441,544 Computer Hardware . 1.6 441,478 Metal & Glass Containers 1.6 441,300 Air Freight & Logistics . 1.6 441,154 Restaurants 1.6 439,609 Consumer Products 1.6 439,088 Utilities-Gas . 1.6 437,304 Oil & Gas — Storage & Transportation . 1.6 435,215 Office Services & Supplies 1.6 434,014

Meridian Equity Income Fund» Summary of Portfolio Holdings (continued) September 30, 2010 (Unaudited) Food & Meats-Packaged 1.6% $ 432,040 Home Improvement Retail 1.6 430,848 Aerospace/Defense 1.6 430,473 Chemicals — Diversified . 1.6 429,520 Health Care Equipment & Supplies 1.5 425,898 Food Distributors . 1.5 424,948 Insurance-Property & Casualty . 1.5 422,800 Apparel Accessories & Luxury Goods 1.5 421,304 Diversified Manufacturing Operations 1.5 420,318 Health Care Technology 1.5 419,750 IT Services & Data Processing 1.5 417,848 Pharmaceuticals 1.5 417,301 REITs-Storage 1.5 417,272 Banking — Thrifts & Mortgage Finance . 1.5 416,840 Electronic Equipment Manufacturing 1.5 416,507 Steel . 1.5 416,380 Independent Power Producers & Energy 1.5 415,896 Media — Broadcasting & Cable TV 1.5 415,723 Banking — Regional Banks . 1.5 414,799 Commercial Printing . 1.5 407,294 Diversified Capital Markets . 1.5 405,694 Packaging . 1.5 404,708 Insurance Brokers . 1.5 404,512 Banking — Commercial 1.5 404,280 Consumer Finance 1.5 402,745 Trucking 1.5 402,038 Electric Utilities 1.4 394,835 Cash & Other Assets, Less Liabilities 5.1 1,421,827 100.0% $ 27,614,063

Meridian Growth Fund» Summary of Portfolio Holdings September 30, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Tech-Software . 16.7% $ 279,629,938 Retail . 11.0 183,850,229 Technology . 8.0 133,755,728 Energy . 5.5 92,873,323 Industrial Conglomerates . 4.5 76,247,271 Health Care Products 4.5 76,025,418 Insurance Brokers 4.5 75,980,478 Industrial Services 4.1 68,075,404 Building Products . 4.0 66,281,306 Brokerage & Money Management 3.6 60,274,111 U.S. Government Obligations 3.1 51,987,520 Leisure & Amusement . 2.6 42,760,986 Trucking . 2.5 41,511,610 Air Freight & Logistics 2.4 40,543,710 Chemicals-Specialty . 2.4 40,342,183 Cellular Communications . 2.3 37,958,030 Consumer Services 2.2 37,571,192 Restaurants . 2.2 36,820,695 Automotive Wholesale Services . 1.8 29,620,248 Distributors . 1.6 27,639,552 Health Care Technology 1.6 27,212,348 Banking — Commercial . 1.6 27,136,172 Health Care Information Services . 1.6 26,467,769 Metals . 1.1 17,716,697 REITs-Diversified . 0.7 11,957,460 Furniture and Fixtures . 0.6 10,768,896 Banking 0.5 7,699,252 Casino & Gaming 0.4 6,727,342 Cash & Other Assets, Less Liabilities 2.4 39,939,077 100.0% $ 1,675,373,945

Meridian Value Fund» Summary of Portfolio Holdings September 30, 2010 (Unaudited) Portfolio Holdings by Category (% of total net assets) Technology . 10.8% $ 93,366,209 Retail . 7.9 68,273,004 Industrial Services 5.9 50,795,524 Industrial Products . 5.8 49,578,988 Leisure & Amusement 5.1 43,820,689 Diversified Financial Services 4.8 41,679,010 U.S. Government Obligations . 3.7 31,992,320 Energy 3.7 31,813,320 Tech-Software . 3.6 31,205,299 Banking . 3.4 28,897,692 Health Care Products . 2.9 25,378,521 Insurance Brokers 2.8 24,292,324 Environmental Facilities & Services . 2.7 22,923,636 Railroads 2.6 22,609,520 Semiconductors 2.6 22,401,169 Home Improvement Retail . 2.5 21,399,872 Automotive Wholesale Services 2.5 21,249,280 Air Freight & Logistics 2.5 21,103,392 Industrial 2.5 20,910,030 Metals 2.3 19,712,002 Utilities 2.3 19,415,393 Household Appliances . 2.2 19,032,955 Insurance 2.1 18,375,670 Asset Management & Custody Banks . 2.0 16,932,960 Trucking . 1.9 16,400,123 Pharmaceuticals . 1.9 16,087,530 Office Services & Supplies . 1.6 14,161,000 REITs-Diversified 1.4 12,192,826 Brokerage & Money Management . 1.2 10,224,565 Insurance — Property & Casualty . 1.0 9,019,111 Agriculture . 0.4 3,810,435 Cash & Other Assets, Less Liabilities . 1.4 11,942,496 100.0% $ 860,996,865

Meridian Equity Income Fund» Schedule of Investments September 30, 2010 (Unaudited) Shares Value COMMON STOCKS — 94.9% AEROSPACE & DEFENSE — 1.6% Northrop Grumman Corp . 7,100 $ 430,473 AIR FREIGHT & LOGISTICS — 1.6% United Parcel Service, Inc. Class B . 6,615 441,154 APPAREL ACCESSORIES & LUXURY GOODS — 1.5% VF Corp . 5,200 421,304 APPAREL RETAIL — 1.7% American Eagle Outfitters, Inc 30,900 462,264 ASSET MANAGEMENT & CUSTODY BANKS — 1.6% Federated Investors, Inc. Class B 19,400 441,544 BANKING-COMMERCIAL — 1.5% Bank of Hawaii Corp . 9,000 404,280 BANKING-REGIONAL BANKS — 1.5% Cullen/Frost Bankers, Inc . 7,700 414,799 BANKING-THRIFTS & MORTGAGE FINANCE — 1.5% Hudson City Bancorp, Inc . 34,000 416,840 CHEMICALS-DIVERSIFIED — 1.6% PPG Industries, Inc . 5,900 429,520 CHEMICALS-SPECIALTY — 1.6% RPM International, Inc 22,600 450,192 COMMERCIAL PRINTING — 1.5% R. R. Donnelley & Sons Co . 24,015 407,294 COMPUTER HARDWARE — 1.6% Diebold, Inc . 14,200 441,478 Shares Value CONSUMER FINANCE — 1.5% H & R Block, Inc 31,100 $ 402,745 CONSUMER PRODUCTS — 1.6% Kimberly-Clark Corp 6,750 439,088 DEPARTMENT STORES — 1.8% JC Penney Co., Inc . 18,400 500,112 DISTRIBUTORS — 1.6% Genuine Parts Co 10,185 454,149 DIVERSIFIED CAPITAL MARKETS — 1.5% NYSE Euronext . 14,200 405,694 DIVERSIFIED FINANCIAL SERVICES — 1.7% Broadridge Financial Solutions, Inc . 20,100 459,687 DIVERSIFIED MANUFACTURING OPERATIONS — 1.5% Harsco Corp . 17,100 420,318 ELECTRICAL COMPONENTS & EQUIPMENT — 1.6% Hubbell, Inc. Class B . 8,800 446,600 ELECTRIC UTILITIES — 1.4% PPL Corp . 14,500 394,835 ELECTRONIC EQUIPMENT MANUFACTURING — 1.5% Molex, Inc 19,900 416,507 ENERGY — 1.6% Chevron Corp 5,600 453,880 ENVIRONMENTAL FACILITIES & SERVICES — 1.7% Waste Management, Inc 12,790 457,115

Meridian Equity Income Fund» Schedule of Investments (continued) September 30, 2010 (Unaudited) Shares Value COMMON STOCKS (continued) FOOD DISTRIBUTORS — 1.5% SYSCO Corp 14,900 $ 424,948 FOOD & MEATS-PACKAGED — 1.6% Kraft Foods, Inc. Class A . 14,000 432,040 HEALTH CARE EQUIPMENT & SUPPLIES — 1.5% Hillenbrand, Inc . 19,800 425,898 HEALTH CARE PRODUCTS — 1.6% Baxter International, Inc 9,400 448,474 HEALTH CARE TECHNOLOGY — 1.5% Medtronic, Inc . 12,500 419,750 HOME IMPROVEMENT RETAIL — 1.6% Home Depot, Inc 13,600 430,848 HOUSEHOLD APPLIANCES — 1.7% Snap-On, Inc . 10,200 474,402 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc 19,425 442,113 INDEPENDENT POWER PRODUCERS & ENERGY — 1.5% Constellation Energy Group, Inc . 12,900 415,896 INDUSTRIAL CONGLOMERATES — 1.6% 3M Co 5,100 442,221 INDUSTRIAL MACHINERY — 1.7% Eaton Corp . 5,620 463,594 INSURANCE BROKERS — 1.5% Willis Group Holdings Plc (United Kingdom) . 13,125 404,512 Shares Value INSURANCE-MULTI-LINE — 1.7% Chubb Corp . 8,100 $ 461,619 INSURANCE-PROPERTY & CASUALTY — 1.5% Mercury General Corp . 10,345 422,800 IT SERVICES & DATA PROCESSING — 1.5% Paychex, Inc . 15,200 417,848 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7% Caterpillar, Inc . 6,100 479,948 MEDIA-BROADCASTING & CABLE TV — 1.5% Time Warner Cable, Inc 7,700 415,723 METAL & GLASS CONTAINERS — 1.6% Greif, Inc. Class A . 7,500 441,300 OFFICE SERVICES & SUPPLIES — 1.6% Pitney Bowes, Inc 20,300 434,014 OIL & GAS-STORAGE & TRANSPORTATION — 1.6% Spectra Energy Corp 19,300 435,215 PACKAGING — 1.5% MeadWestvaco Corp 16,600 404,708 PAPER & PACKAGING — 1.6% Sonoco Products Co 13,600 454,784 PERSONAL PRODUCTS — 1.7% Avon Products, Inc . 14,500 465,595 PHARMACEUTICALS — 1.5% Johnson & Johnson 6,735 417,301

Meridian Equity Income Fund» Schedule of Investments (continued) September 30, 2010 (Unaudited) Shares Value COMMON STOCKS (continued) PUBLISHING — 1.6% McGraw-Hill Cos., Inc. (The) 13,600 $ 449,616 RAILROADS — 1.7% Norfolk Southern Corp 7,800 464,178 REITS-STORAGE — 1.5% Public Storage REIT 4,300 417,272 RESTAURANTS — 1.6% McDonald’s Corp 5,900 439,609 RETAIL — 1.6% Mattel, Inc 19,300 452,778 SEMICONDUCTORS — 1.7% Microchip Technology, Inc 14,600 459,170 SOFT DRINKS — 1.6% Coca-Cola Co. (The) 7,770 454,700 STEEL — 1.5% Nucor Corp . 10,900 416,380 Shares Value TELECOMMUNICATION SERVICES-INTEGRATED — 1.6% AT&T, Inc 15,880 $ 454,168 TOBACCO — 1.7% Reynolds American, Inc 7,705 457,600 TRUCKING — 1.5% Ryder System, Inc 9,400 402,038 UTILITIES-GAS — 1.6% AGL Resources, Inc 11,400 437,304 TOTAL INVESTMENTS — 94.9% (Cost $25,182,729) 26,192,236 CASH AND OTHER ASSETS, LESS LIABILITIES — 5.1% . 1,421,827 NET ASSETS — 100.0% . $ 27,614,063 REIT — Real Estate Investment Trust See accompanying notes to Schedules of Investments.

Meridian Growth Fund» Schedule of Investments September 30, 2010 (Unaudited) Shares Value COMMON STOCKS — 94.5% AIR FREIGHT & LOGISTICS — 2.4% Expeditors International of Washington, Inc . 877,000 $ 40,543,710 AUTOMOTIVE WHOLESALE SERVICES — 1.8% Copart, Inc.* 898,400 29,620,248 BANKING — 0.5% CVB Financial Corp 1,025,200 7,699,252 BANKING — COMMERCIAL — 1.6% Bank of Hawaii Corp . 604,100 27,136,172 BROKERAGE & MONEY MANAGEMENT — 3.6% Affiliated Managers Group, Inc.* 458,400 35,759,784 T. Rowe Price Group, Inc . 489,650 24,514,327 60,274,111 BUILDING PRODUCTS — 4.0% Lumber Liquidators Holdings, Inc.* . 1,007,800 24,761,646 Valspar Corp 1,303,600 41,519,660 66,281,306 CASINOS & GAMING — 0.4% International Game Technology 465,560 6,727,342 CELLULAR COMMUNICATIONS — 2.3% American Tower Corp. Class A* . 740,500 37,958,030 CHEMICALS-SPECIALTY — 2.4% RPM International, Inc 2,025,210 40,342,183 CONSUMER SERVICES — 2.2% Rollins, Inc . 1,606,980 37,571,192 Shares Value DISTRIBUTORS — 1.6% Watsco, Inc . 496,400 $ 27,639,552 ENERGY — 5.5% Continental Resources, Inc.* 555,600 25,757,616 Core Laboratories NV (Netherlands) 276,200 24,316,648 FMC Technologies, Inc.* . 381,080 26,023,953 Noble Energy, Inc . 223,400 16,775,106 92,873,323 FURNITURE & FIXTURES — 0.6% Herman Miller, Inc . 547,200 10,768,896 HEALTH CARE INFORMATION SERVICES — 1.6% Cerner Corp.* . 315,130 26,467,769 HEALTH CARE PRODUCTS — 4.5% DENTSPLY International, Inc . 1,173,200 37,507,204 Edwards Lifesciences Corp.* 574,470 38,518,214 76,025,418 HEALTH CARE TECHNOLOGY — 1.6% IDEXX Laboratories, Inc.* 440,900 27,212,348 INDUSTRIAL CONGLOMERATES — 4.5% Cooper Industries Plc . 777,100 38,023,503 Dionex Corp.* . 442,200 38,223,768 76,247,271 INDUSTRIAL SERVICES — 4.1% Ritchie Bros. Auctioneers, Inc. (Canada) 1,243,600 25,829,572 Waste Connections, Inc.* . 1,065,200 42,245,832 68,075,404

Meridian Growth Fund» Schedule of Investments (continued) September 30, 2010 (Unaudited) Shares Value COMMON STOCKS (continued) INSURANCE BROKERS — 4.5% Brown & Brown, Inc . 1,886,550 $ 38,089,445 Willis Group Holdings Plc (United Kingdom) 1,229,430 37,891,033 75,980,478 LEISURE & AMUSEMENT — 2.6% Royal Caribbean Cruises, Ltd.* . 1,356,200 42,760,986 METALS — 1.1% Cameco Corp. (Canada) . 638,900 17,716,697 REITS-DIVERSIFIED — 0.7% Digital Realty Trust, Inc. REIT . 193,800 11,957,460 RESTAURANTS — 2.2% Cracker Barrel Old Country Store, Inc . 725,388 36,820,695 RETAIL — 11.0% Bed Bath & Beyond, Inc.* 611,700 26,553,897 CarMax, Inc.* . 872,100 24,296,706 Coach, Inc 748,900 32,172,744 Family Dollar Stores, Inc . 774,000 34,179,840 Mattel, Inc 1,722,700 40,414,542 PetSmart, Inc 749,500 26,232,500 183,850,229 TECHNOLOGY — 8.0% Autodesk, Inc.* 1,027,500 32,849,175 NetApp, Inc.* . 570,400 28,400,216 Trimble Navigation, Ltd.* 969,500 33,971,280 Zebra Technologies Corp. Class A* . 1,145,513 38,535,057 133,755,728 Shares Value TECH-SOFTWARE — 16.7% Advent Software, Inc.* 660,038 $ 34,447,383 Blackbaud, Inc . 1,407,500 33,836,300 BMC Software, Inc.* . 885,700 35,853,136 Citrix Systems, Inc.* . 700,100 47,774,824 MICROS Systems, Inc.* . 927,900 39,278,007 Nuance Communications, Inc.* 1,030,000 16,109,200 Solera Holdings, Inc 936,500 41,355,840 Teradata Corp.* 803,300 30,975,248 279,629,938 TRUCKING — 2.5% J.B. Hunt Transport Services, Inc . 1,196,300 41,511,610 TOTAL COMMON STOCKS — 94.5% (Cost $1,195,161,825) 1,583,447,348 U.S. GOVERNMENT OBLIGATIONS — 3.1% U.S. Treasury Bill @ .142%** due 12/09/10 (Face Value $52,000,000) 51,987,520 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $51,986,046) 51,987,520 TOTAL INVESTMENTS — 97.6% (Cost $1,247,147,871) 1,635,434,868 CASH AND OTHER ASSETS, LESS LIABILITIES — 2.4% 39,939,077 NET ASSETS — 100.0% . $ 1,675,373,945 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase See accompanying notes to Schedules of Investments.

Meridian Value Fund®
Schedule of Investments
September 30, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.9%		
AGRICULTURE - 0.4%		
Monsanto Co.	79,500	$ 3,810,435
AIR FREIGHT & LOGISTICS - 2.5%		
UTi Worldwide, Inc.	1,312,400	21,103,392
ASSET MANAGEMENT & CUSTODY BANKS - 2.0%		
Franklin Resources, Inc.	158,400	16,932,960
AUTOMOTIVE WHOLESALE SERVICES - 2.5%		
LKQ Corp.*	1,021,600	21,249,280
BANKING - 3.4%		
CVB Financial Corp.	557,900	4,189,829
JPMorgan Chase & Co.	126,200	4,804,434
Northern Trust Corp.	254,800	12,291,552
Wells Fargo & Co.	302,900	7,611,877
		28,897,692
BROKERAGE & MONEY MANAGEMENT - 1.2%		
TD Ameritrade Holding Corp.*	633,100	10,224,565
DIVERSIFIED FINANCIAL SERVICES - 4.8%		
Broadridge Financial Solutions, Inc.	1,147,000	26,231,890
Equifax, Inc.	495,100	15,447,120
		41,679,010
ENERGY - 3.7%		
Apache Corp.	89,900	8,788,624
Forest Oil Corp.*	569,300	16,908,210
Ultra Petroleum Corp.*	145,700	6,116,486
		31,813,320
ENVIRONMENTAL FACILITIES & SERVICES - 2.7%		
Waste Management, Inc.	641,400	22,923,636
HEALTH CARE PRODUCTS - 2.9%		
Gen-Probe, Inc.*	244,500	11,848,470
Hologic, Inc.*	845,100	13,530,051
		25,378,521

	Shares	Value
HOME IMPROVEMENT RETAIL - 2.5%		
Sherwin-Williams Co. (The)	284,800	$ 21,399,872
HOUSEHOLD APPLIANCES - 2.2%		
Stanley Black & Decker, Inc.	310,590	19,032,955
INDUSTRIAL - 2.5%		
Curtiss-Wright Corp.	690,100	20,910,030
INDUSTRIAL PRODUCTS - 5.8%		
Cummins, Inc.	84,400	7,644,952
Lincoln Electric Holdings, Inc.	303,800	17,565,716
Sealed Air Corp.	1,084,000	24,368,320
		49,578,988
INDUSTRIAL SERVICES - 5.9%		
Nalco Holdings Co.	972,000	24,504,120
Ritchie Bros. Auctioneers, Inc. (Canada)	425,700	8,841,789
W.W. Grainger, Inc.	146,500	17,449,615
		50,795,524
INSURANCE - 2.1%		
Travelers Cos., Inc. (The)	352,700	18,375,670
INSURANCE BROKERS - 2.8%		
Willis Group Holdings Plc (United Kingdom)	788,200	24,292,324
INSURANCE-PROPERTY & CASUALTY - 1.0%		
Fidelity National Financial, Inc. Class A	574,100	9,019,111
LEISURE & AMUSEMENT - 5.1%		
Carnival Corp.	686,700	26,238,807
Polaris Industries, Inc.	270,075	17,581,882
		43,820,689
METALS - 2.3%		
Cameco Corp. (Canada)	356,600	9,888,518
Newmont Mining Corp.	156,400	9,823,484
		19,712,002

14

Meridian Value Fund®
Schedule of Investments (continued)
September 30, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
OFFICE SERVICES & SUPPLIES - 1.6%		
Steelcase, Inc. Class A	1,700,000	$ 14,161,000
PHARMACEUTICALS - 1.9%		
BioMarin Pharmaceutical, Inc.*	719,800	16,087,530
RAILROADS - 2.6%		
Union Pacific Corp.	276,400	22,609,520
REITS-DIVERSIFIED - 1.4%		
Host Hotels & Resorts, Inc. REIT	842,046	12,192,826
RETAIL - 7.9%		
Costco Wholesale Corp.	346,200	22,326,438
Kohl's Corp.*	434,200	22,873,656
Mattel, Inc.	983,500	23,072,910
		68,273,004
SEMICONDUCTORS - 2.6%		
NVIDIA Corp.*	789,200	9,217,856
Power Integrations, Inc.	414,700	13,183,313
		22,401,169
TECHNOLOGY - 10.8%		
Acxiom Corp.*	1,142,000	18,112,120
Autodesk, Inc.*	655,100	20,943,547
China Ming Yang Wind Power Group, Ltd ADR* (China)	1,000	14,000
Cisco Systems, Inc.*	912,700	19,988,130
eBay, Inc.*	342,700	8,361,880
Zebra Technologies Corp. Class A*	771,300	25,946,532
		93,366,209
TECH-SOFTWARE - 3.6%		
Citrix Systems, Inc.*	389,850	$ 26,603,364
Compuware Corp.*	539,500	4,601,935
		31,205,299
TRUCKING - 1.9%		
Heartland Express, Inc.	1,102,900	16,400,123
UTILITIES - 2.3%		
Hawaiian Electric Industries, Inc.	861,375	19,415,393
TOTAL COMMON STOCKS - 94.9% (Cost $661,419,698)		817,062,049
U.S. GOVERNMENT OBLIGATIONS - 3.7%		
U.S. Treasury Bill @ .142%** due 12/09/10 (Face Value $32,000,000)		31,992,320
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $31,991,413)		31,992,320
TOTAL INVESTMENTS - 98.6% (Cost $693,411,111)		849,054,369
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.4%		11,942,496
NET ASSETS - 100.0%		$860,996,865

ADR - American Depository Receipt
REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to Schedules of Investments.

15

Meridian Fund, Inc. Notes to Schedules of Investments September 30, 2010 (Unaudited) 1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. 2. Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s securities as of September 30, 2010 is as follows: Equity Valuation Inputs Income Fund Growth Fund Value Fund Level 1 — Quoted Prices* $26,192,236 $1,583,447,348 $817,062,049 Level 2 — Other Significant Observable Inputs** . — 51,987,520 31,992,320 Level 3 — Significant Unobservable Inputs — — —Total Market Value of Investments $26,192,236 $1,635,434,868 $849,054,369 * Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments. ** Level 2 investments are limited to U. S. Treasury Securities.

Meridian Fund, Inc. Notes to Schedules of Investments (continued) September 30, 2010 (Unaudited) 3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation, which are book figures that approximate federal income tax basis, were as follows: Aggregate Aggregate Gross Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation Equity Income Fund . $ 25,182,729 $ 1,913,086 $ (903,579) $ 1,009,507 Growth Fund 1,247,147,871 414,701,651 (26,414,654) 388,286,997 Value Fund 693,411,111 168,669,051 (13,025,793) 155,643,258

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director JOHN EMRICH MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Wilmington, Delaware Transfer Agent and Disbursing Agent BNY MELLON INVESTMENT SERVICING (US) INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel GOODWIN PROCTER LLP Washington, D.C. Independent Registered Public Accounting Firm PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND FIRST QUARTER REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 September 30, 2010